UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: July 2026 (Report No. 4)

Commission file number: 001-38610

ALARUM TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

8 Yitzhak Sadeh Street

Tel-Aviv, 6777508 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Attached hereto as Exhibit 99.1 and incorporated by reference herein is Alarum Technologies Ltd.’s (the “Registrant”) press release issued on July 13, 2026, titled “Alarum Technologies Provides Further Update Regarding Recent Developments”, announcing an update regarding the Registrant’s ongoing review of the recent events affecting its business and operations, its recovery efforts, operational efficiency measures, and related developments.

This Report of Foreign Private Issuer on Form 6-K, including its exhibit, is incorporated by reference into the registration statements on Form S-8 (File Nos. 333-233510, 333-239249, 333-250138, 333-258744, 333-267586, 333-274585, 333-285941 and 333-296294) and Form F-3 (File No. 333-283429) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
99.1	Press release issued by the Registrant on July 13, 2026, titled “Alarum Technologies Provides Further Update Regarding Recent Developments”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alarum Technologies Ltd. (Registrant)

Date: July 13, 2026	By	/s/ Omer Weiss
	Name:	Omer Weiss
	Title:	Corporate Legal Counsel

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